Exhibit 99.26(d)x.

ENDORSEMENT

Right To Convert To A Whole Life Insurance Policy

This policy is modified as follows:

Subject to the terms of this endorsement, the Owner may convert this policy to a new whole life insurance policy that we make available without providing evidence of insurability. The entire Face Amount of this policy must be converted to the new policy. The Conversion may be exercised during the Conversion Period shown in the Policy Specifications. In addition, no conversions will be permitted within two years from the effective date of any Face Amount increase or reinstatement. To convert this policy, you must submit an application, and any surrender charges will be waived.

Type And Amount Of New Policy

The new policy must be an individual whole life insurance policy that we make available for this conversion on the life of the Insured. The Face Amount of the new policy must equal the total Face Amount of this policy on the conversion date. The entire value of this policy must be converted to the new policy. The Face Amount of the new policy cannot be less than our minimum limit for that new policy. On the conversion date, the cash surrender value of the new policy must be less than or equal to the Net Surrender Value under this policy.

We require the following for a conversion:

•	An application and any other administrative forms we require in Good Order;
•	Repayment of any excess Policy Debt, if applicable, as described in the Applying The Account Value provision; and
•	Any premium due to pay the first premium for the new policy, if applicable.

Features Of The New Policy	The new policy will be issued with a risk class that is most comparable to the risk class of this policy. If this policy has limitations or exclusions, the new policy will have similar limitations or exclusions. The Owner of this policy must be the Owner of the new policy at the time of conversion.

The Policy Date of the new policy will be the date that we approve the conversion, referred to as the conversion date. The conversion cannot be approved if this policy is in the Grace Period.
Coverage under this policy will terminate at midnight on the night before the new policy becomes effective. The Insured may not be covered under both this policy and the new policy at any point in time.

The contestable and suicide periods will be measured from the Issue Date of this policy, or the effective date of the most recent Face Amount increase or reinstatement. The Insured’s Issue Age will be the age on the birthday nearest the Policy Date of the new policy.

Example: You have a policy on your life that was issued with a Policy Date of March 5, 2021. We approve the conversion to a whole life insurance policy four years later on June 10, 2025. The Policy Date for the new policy would be June 10, 2025, the conversion date. The Issue Age for the new policy will be your age on whichever birthday is closest to June 10, 2025.

Applying The Account Value	The entire non-loaned Account Value of this policy will first be transferred to the money market division of this policy. Without any interruption of coverage, we will move the entire non-loaned Account Value of this policy from the money market division to the new policy.

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The non-loaned Account Value of this policy will be applied to pay the first premium for the new policy:

•	If the non-loaned Account Value is sufficient to pay the first premium, any excess will be applied as an unscheduled payment to a rider providing additional life insurance.
•	If the non-loaned Account Value is not sufficient to pay the first premium, you will need to pay the balance of the premium due.

Any Policy Debt under this policy must be repaid or transferred to the new policy, subject to our limits on loans. Any loaned portion of the Account Value transferred to the new policy will be applied as an unscheduled payment to a rider providing additional life insurance.

The sum of the base Face Amount of the new policy and the Face Amount of any additional life insurance rider must be equal to the total Face Amount of this policy. The unscheduled payment of additional life insurance does not require evidence of insurability. Rider issue limits are subject to guidelines in effect at the time of the conversion.

If the amount of Policy Debt is more than the maximum loan available on the new policy, the excess must be repaid.

Surrender charges will be waived upon conversion.

Converting Disability Or Waiver Rider	If this policy has a disability or waiver rider In Force on the Insured on the conversion date and the Insured is not totally disabled (as defined in the rider) on the Conversion Date, a similar rider may be included with the new policy under the following conditions:

•	Premiums for the new policy are payable for at least five years after the conversion date; and
•	The Issue Age of the Insured on the Policy Date of the new policy does not exceed the maximum Issue Age limit for the new rider.

If the Insured is totally disabled (as defined in the rider) on the conversion date, the Owner will not be allowed to convert this policy.

Any waiver of premium rider included with the new policy will be the one in use by us on the Policy Date of the new policy.

Converting Other Riders	Riders available on this policy that are not available on the new policy will not be converted.

Riders available on the new policy will be made available upon conversion and may require new evidence of insurability.

Return Of Whole Life Insurance Policy

If the Owner chooses to terminate the whole life insurance policy during the right to return period as shown on the cover page of that policy, we will restore the entire non-loaned Account Value to this original policy. In this case, we will deposit the entire non-loaned Account Value into the money market division until the Owner:

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•	Signs and submits a transfer form in Good Order to our Home Office or Administrative Office instructing us to move the funds to other divisions of the Separate Account or the Guaranteed Principal Account; or
•	Requests the surrender of this policy under its original terms.

In addition, any Policy Debt that was transferred to the whole life insurance policy will be restored to this original policy. The loaned portion of the Account Value will be restored to the Guaranteed Principal Account.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[ /s/ Roger W. Crandall ]	[ /s/ Pia Flanagan ]

PRESIDENT	SECRETARY

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